SILVER WHEATON CORP.

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CANADIAN STOCK TRANSFER COMPANY

COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of
up to 10,000,0000 Common Share Purchase Warrants

February 28, 2013

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SCHEDULE “A” - FORM OF WARRANT CERTIFICATE	A-1
SCHEDULE “B” - FORM OF DECLARATION FOR REMOVAL OF LEGEND	B-1

THIS WARRANT INDENTURE dated as of February 28, 2013

B E T W E E N :

SILVER WHEATON CORP.,
a corporation continued under the laws
of the Province of Ontario
(hereinafter called the “Company”)

A N D

CANADIAN STOCK TRANSFER COMPANY,
(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.	The Company proposes to issue up to 10,000,000 Warrants;

B.

Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share at a price of US$65 at any time prior to 5:00 p.m. (Vancouver Time) on February 28, 2023;

C.	For such purpose the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D.	The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E.

All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this indenture;

F.	The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G.

The Warrant Agent has agreed to enter into this indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this indenture from time to time;

                    NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1 - INTERPRETATION

1.1                Definitions

                     In this indenture, unless there is something in the subject matter or context inconsistent therewith:

“Adjustment Period” means the period commencing on the date of issue of the Warrants and ending at the Time of Expiry;

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant agreements as are from time to time in force and applicable to this indenture;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by section 2.3 are entered in the register of holders of Warrants, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Warrants;

“Book Entry Only Warrants” means Warrants that are to be held only by or on behalf of the Depository;

“Business Day” means a day that is not a Saturday, Sunday, civic or statutory holiday or a day on which banks are closed in Vancouver, British Columbia or Toronto, Ontario;

“Capital Reorganization” has the meaning ascribed to that term in subsection 2.13(3);

“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Warrant Certificate;

“Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of Schedule “A”, attached hereto;

“Common Shares” means the fully paid and non-assessable common shares in the capital of the Company;

“Common Share Reorganization” has the meaning ascribed to that term in subsection 2.13(1);

“Company” means Silver Wheaton Corp., a corporation continued under the laws of the Province of Ontario, and its lawful successors from time to time;

“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

“counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel to the Company), in both cases acceptable to the Warrant Agent;

“Current Market Price” of the Common Shares at any date means the weighted average price per share of the Common Shares on the NYSE or, if the Common Shares are not then listed on the NYSE, on such other stock exchange on which the Common Shares are listed as may be selected by the directors for such purpose or, if the Common Shares are not then listed on any stock exchange, in the over-the-counter market, during the 20 consecutive trading days ending three trading days before such date; provided that the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors;

“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Company to act as depository in respect of the Warrants;

“director” means a director of the Company for the time being and, unless otherwise specified herein, a reference to action “by the directors” means action by the directors of the Company as a board or, whenever empowered, action by a committee of such board;

“Dividend Threshold” means an amount calculated in United States dollars, subject to adjustment as provided in section 2.13(4), equal to the greatest of:

(i)	125% of the aggregate amount or value of dividends paid in cash by the Company on the Common Shares in the immediately preceding financial year; and

(ii)

30% of the operating cash flow per share of the Company, calculated by dividing cash generated by operating activities by the weighted average number of Common Shares outstanding calculated on a non diluted basis.

“Exercise Date” with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of Article 3 hereof;

“Exercise Price” means US$65 each Common Share, subject to adjustment in accordance with the provisions of this indenture;

“extraordinary resolution” has the meaning ascribed to that term in sections 6.11 and 6.14;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“Issue Date” means February 28, 2013;

“NYSE” means the New York Stock Exchange;

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed to that term in subsection 2.13(5);

“Rights Offering Price” has the meaning ascribed to that term in subsection 2.13(5);

“shareholder” means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

“Special Distribution” has the meaning ascribed to that term in subsection 2.13(2);

“Subject Securities” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Subsection 2.13 hereof;

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“successor company” has the meaning ascribed to that term in section 7.2;

“this indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section” or “subsection” followed by a number or letter mean and refer to the specified Article, section or subsection of this indenture;

“Time of Expiry” means 5:00 p.m. (Vancouver time) on February 28, 2023;

“trading day” with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business;

“Transfer Agent” means the transfer agent or agents for the time being for the Common Shares;

“TSX” means the Toronto Stock Exchange;

“Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as defined under Regulation S;

“U.S. Purchaser” means a purchaser of Warrants or Warrant Shares that is a U.S. Person or is in the United States at the time of such purchase.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Warrants” means the common share purchase warrants of the Company issued hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof;

“Warrant Agent” means Canadian Stock Transfer Company, or any lawful successor thereto including through the operation of section 8.8;

“Warrant Certificates” means the certificates representing the Warrants substantially in the form attached as Schedule “A” hereto or such other form as may be approved by the Company and the Warrant Agent;

“Warrantholders” or “holders” means the persons whose names are entered for the time being in the register maintained pursuant to section 2.9;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 10% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants; and

“written direction of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director of the Company, and may consist of one or more instruments so executed.

1.2                Words Importing the Singular

                     Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3                Interpretation not Affected by Headings

                      The division of this indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this indenture.

1.4                Day not a Business Day

                     In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5                Time of the Essence

                     Time shall be of the essence in all respects of this indenture, the Warrants and the Warrant Certificates.

1.6                Governing Law

                     This indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7                Meaning of “outstanding” for Certain Purposes

                     Every Warrant represented by a Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to section 2.6 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8                Currency

                     Unless otherwise stated, all dollar amounts referred to in this indenture are in United States dollars.

1.9                Termination

                     This indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this indenture.

ARTICLE 2 - ISSUE OF WARRANTS

2.1                Issue of Warrants

                     A total of up to 10,000,000 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Company, the Warrant Agent shall deliver Authenticated Warrants to Warrantholders and record the name of the Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2                Form and Terms of Warrants

          (1)      The Warrants may be issued in both certificated and uncertificated form. Each Warrant originally issued to, or for the account or benefit of, a U.S. Person must be issued in individually certificated form only and bear the applicable legend set forth in section 2.20(1) . All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with section 2.9.

         (2)      Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to sections 2.13 and 2.14) upon due exercise and upon the due execution of the subscription form endorsed on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.13 and 2.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this indenture.

          (3)      Fractional Warrants shall not be issued or otherwise provided for. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued shall be rounded down to the nearest whole Warrant without compensation therefor.

2.3                Form of Warrants

          (1)      For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by either of the Chief Executive Officer or Chief Financial Officer of the Company whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

         (2)      The Warrant Agent shall Authenticate Uncertificated Warrants by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

          (3)      Any Warrant Certificate validly issued in accordance with the terms of this indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this indenture and applicable law, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this indenture.

          (4)      No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Company that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this indenture.

          (5)      No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule “A” hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Company and that the holder is entitled to the benefits of this indenture.

          (6)      No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Company and that the beneficial owner is entitled to the benefits of this indenture.

2.4                Certification by the Warrant Agent

          (1)      No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof and thereof.

          (2)      The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5                Warrantholder not a Shareholder, etc.

                     Nothing in this indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.6                Issue in Substitution for Lost Warrant Certificates

          (1)      In the event that any Warrant Certificates issued and certified under this indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be substantially in the form set out in Schedule “A” hereto and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

          (2)      The applicant for the issue of a new Warrant Certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion and such applicant shall be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.7                Warrants to Rank Pari Passu

                     All Warrants shall rank pari passu with all other Warrants, whatever may be the actual date of issue of the Warrant Certificates that evidence them.

2.8                Book Entry Only Warrants

         (1)      Registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Company, from time to time. Except as provided in this section 2.8, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in section 2.9. Notwithstanding any terms set out herein, Warrants having the legend set forth in section 2.20(1) may not be held in the name of the Depository or in the form of Uncertificated Warrants.

          (2)      Notwithstanding any other provision in this indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of any CDS Global Warrants in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a)

the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Company is unable to locate a qualified successor;

(b)

the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(d)	the Company determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(e)	such right is required by applicable law, as determined by the Company and the Company’s Counsel; or

(f)

the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person (in which case, the Warrant Certificate shall contain the legend set forth in section 2.20(1), if applicable);

                    following which, Warrants Certificates shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the Depository. The Company shall provide a certificate of the Company giving notice to the Warrant Agent of the occurrence of any event outlined in this section 2.8(2)(a) to (f).

          (3)      Subject to the provisions of this section 2.8, any transfer of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of section 2.9, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants or to any legend required by section 2.20(1) and the restrictions set out in such legend) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

          (4)      Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this section 2.8, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

          (5)      Notwithstanding anything to the contrary in this indenture, subject to applicable law, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Company.

          (6)      The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

          (7)      Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

         (8)      The Company may terminate the application of this section 2.8 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.9                Registration and Transfer of Warrants

          (1)      The Company will cause to be kept by the Warrant Agent at the principal stock transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario:

(a)

a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant(s) pursuant to the terms of this indenture or the terms thereof; and

(b)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

         (2)      The Warrants may only be transferred on the register kept by the Warrant Agent by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon

(a)

in the case of a Warrant Certificate, surrendering to the Warrant Agent the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule “A” (together with a declaration for removal of legend or opinion of counsel, if required by sections 2.20(1) or 2.20(2), as applicable);

(b)	in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, and

(c)	upon compliance with:

	(i)	the conditions herein;

	(ii)	such reasonable requirements as the Warrant Agent may prescribe; and

	(iii)	all applicable securities legislation and requirements of regulatory authorities;

          (3)      The Warrants may be transferred, subject to applicable laws. Warrants may not be transferred in denominations of less than 10,000. No transfer of the Warrants shall be effective unless a duly executed Transfer of Warrants Form attached to the Warrant Certificate attached as Schedule “A”, or other instrument of transfer in such form as the Company may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may reasonably be required by the Company, are delivered to the Company. No transfer of the Warrants evidenced hereby will be made if in the opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.

          (4)      If a Warrant Certificate tendered for transfer bears the legend set forth in section 2.20(1), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate. Such securities may be transferred only (A) to the Company, (B) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations (C) within the United States in accordance with the exemption from registration requirements of the U.S. Securities Act provided by Rule 144 and in compliance with applicable local laws and regulations or (D) with the prior written consent of the Company pursuant to another available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws after first providing to the Company and the Warrant Agent (1) in the case of a transfer pursuant to clause B, a declaration in the form of Schedule “B” hereto together with such additional documentation as the Company and the Warrant Agent may reasonably request, and (2) in the case of a transfer pursuant to clause C or clause D, an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company and the Warrant Agent that the offer, sale, pledge or other transfer does not require registration under the U.S. Securities Act or applicable state securities laws, or after first providing to the Company such other evidence of compliance with applicable securities laws as the Company shall reasonably request. Warrants and, if applicable, Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

          (5)      Subject to the provisions of this indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Company upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder.

          (6)      The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.9(1), if such transfer would constitute a violation of the securities laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable securities legislation.

2.10              Registers Open for Inspection

                    The registers referred to in subsection 2.9(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

2.11              Exchange of Warrants

         (1)      Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

          (2)      Warrant Certificates may be exchanged only at the principal stock transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and      cancelled.

          (3)      Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

2.12              Ownership of Warrants

                     The Company and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

2.13              Adjustment of Exercise Price

                     Subject to section 2.14 and compliance by the Corporation with all applicable securities laws and the requirements of the NYSE and the TSX, the Exercise Price and the number of Common Shares issuable to the holder upon exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

          (1)      If and whenever, at any time during the Adjustment Period, the Company shall:

(a)

fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(b)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(c)	subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares; or

(d)	reduce, combine or consolidate the outstanding Common Shares into a lesser number of Common Shares,

                     (any of such events in these paragraphs (a), (b), (c) or (d) being called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(ii)

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date).

                     To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 2.13(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

          (2)      If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to all or substantially all of the holders of Common Shares of:

(a)	shares of the Company of any class other than Common Shares;

(b)	any property (including securities) or assets of the Company, other than cash; or

(c)	evidences of indebtedness

                     and if such issue or distribution does not constitute a Common Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(a)	the numerator of which shall be the difference between:

(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(ii)

the fair market value on such record date, as determined by the directors which action shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares, property or assets to be issued or distributed in the Special Distribution, and

(b)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

                     Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation.

          (3)      If at any time during the Adjustment Period there shall occur:

(a)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(b)

a consolidation, amalgamation or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities; or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity;

                     (any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofor entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this indenture with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

          (4)      If at any time during the Adjustment Period the Company pays or makes a cash dividend or distribution in respect of the Common Shares so that such dividend or distribution, when taken together with all other cash dividends and distributions made during the fiscal year of the Company in which such dividend or distribution is made, exceeds the Dividend Threshold, then the Exercise Price shall be adjusted based on the following formula:

AEP = EP x (M-D)/(M)

Where:

AEP = the adjusted Exercise Price taking such dividend or distribution into account;

EP = the Exercise Price in effect on the record date for such dividend or distribution;

M = the Current Market Price of the Common Shares immediately prior to the ex-dividend date for such dividend or distribution;

D = the aggregate amount of all cash dividends and distributions made during the relevant fiscal year of the Company, minus the sum of (x) the Dividend Threshold plus (y) the amount of all other cash dividends and distributions made during such fiscal year for which an adjustment has already been made pursuant to this section 2.13(4) .

If any of the events described in section 2.13(1) occur, the Dividend Threshold shall be adjusted in a manner consistent with the adjustments specified in respect of such event described in section 2.13(1) . An adjustment to the Exercise Price made pursuant to this section 2.13(4) shall become effective on the ex-dividend date for such dividend or distribution. If any dividend described in this section 2.13(4) is declared but not so paid or made, no adjustment to the Exercise Price shall be made pursuant to this section 2.13(4) .

          (5)      If and whenever at any time prior to the Time of Expiry the Company shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares (other than for the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares) entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) (the “Rights Offering Price”) less than 95% of the Current Market Price of the Common Shares on such record date (other than pursuant to the distribution reinvestment plan of the Company) (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options)) by such Current Market Price of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect if only the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

                     If the Rights Offering Price is decreased, the Exercise Price shall forthwith be adjusted so as to decrease the Exercise Price so that it shall equal the Exercise Price that would have been obtained had the Rights Offering Price been such decreased amount at the time of the Rights Offering, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the number of Common Shares or other classes of shares or securities which the Warrantholder is entitled to receive upon the exercise of the Warrants pursuant to the provisions of section 2.13.

          (6)      If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of sections 2.13(1), (2) or (5), then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

2.14             Rules Regarding Calculation of Adjustment of Exercise Price

                     For the purposes of section 2.13:

          (1)      Subject to the following clauses of this section 2.14, any adjustment made pursuant to section 2.13 shall be made successively whenever an event referred to therein shall occur.

          (2)      No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one per cent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this clause (b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of section 2.13, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares).

          (3)      Subject to applicable law and any required approval of the NYSE and the TSX or any other applicable stock exchange, if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in section 2.13, which in the opinion of the directors would have a material adverse effect upon the rights of the holder, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall be adjusted in such manner and at such time as the directors may determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment prior to the effective date of any action by the Company affecting the Common Shares shall be deemed to be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

          (4)      If the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrants shall be required by reason of the setting of such record date.

          (5)      In the absence of a resolution of the directors fixing a record date for a Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution is effected.

          (6)      No adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in section 2.13, other than events referred to in subsections 2.13(1)(c) and 2.13(1)(d) if the holder is entitled to participate in such event on the same terms mutatis mutandis as if the holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

          (7)      No adjustment in the Exercise Price shall be made pursuant to subsection 2.13 in respect of the issue from time to time:

(i)	of Common Shares purchasable on exercise of the Warrants;

(ii)

for greater certainty, of Common Shares pursuant to any stock options or stock option plans or stock purchase plans or other benefit plans in force at the date hereof for directors, officers, employees, advisers or consultants of the Company, as such option or plan is amended or superseded from time to time in accordance with the requirements of the NYSE, the TSX and applicable securities laws, and such other benefit plans as may be adopted by the Company in accordance with the requirements of the NYSE, the TSX and applicable securities laws;

                      and any such issue shall be deemed not to be a Common Share Reorganization or a Capital Reorganization.

          (8)      In any case in which this indenture shall require that an adjustment shall become effective immediately after a record date for an event referred to in section 2.13, the Company may defer, until the occurrence of such event:

(i)

issuing to the holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the holder any distribution declared with respect to such additional Common Shares after such record date and before such event;

                      provided, however, that the Company shall deliver to the holder an appropriate instrument evidencing the right of the holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

          (9)      If at any time a dispute arises with respect to adjustments provide for herein, such dispute will be conclusively determined by the auditors of the Company or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of the Company and any such determination, absent manifest error, will be binding upon the Company, the holder and shareholders of the Company. The Company will provide such auditors or accountants with access to all necessary records of the Company and fees payable to such accountants or auditors will be paid by the Company.

          (10)    As a condition precedent to the taking of any action which would require an adjustment pursuant to section 2.13 the Company shall take any action which may, in the opinion of counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable shares all of the Common Shares which the holder is entitled to receive in accordance with the provisions of this indenture.

2.15             Notice of Adjustment

          (1)      At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 2.12, the Company shall:

(a)

file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date, as the case may be, for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date, as the case may be, for such event) and, if determinable, the required adjustment.

          (2)      In case any adjustment for which a notice in subsection 2.15(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a)	file with the Warrant Agent a computation of such adjustment; and

(b)	give notice to the Warrantholders of the adjustment.

          (3)      The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section 2.15 for all purposes of the adjustment.

          (4)      The Company hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Company will not take any action which might deprive the holder of the opportunity of exercising the rights of subscription contained in the Warrant Certificate, during such 14 day period.

2.16             No Action after Notice

                     The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in paragraph (b) of subsections 2.15(1) and (2).

2.17             Purchase of Warrants for Cancellation

                     Subject to applicable law and any required approval of the NYSE and the TSX or any other applicable stock exchange, the Company may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange) on such terms as the Company may determine. All Warrants purchased pursuant to the provisions of this section 2.17 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued. If required by the Company, the Warrant Agent shall furnish the Company with a certificate as to such destruction.

2.18             Optional Purchases by the Company

                     Subject to applicable law and any required approval of the NYSE and the TSX or any other applicable stock exchange, the Company may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this section 2.18 shall forthwith be delivered to and cancelled by the Warrant Agent.

2.19             Protection of Warrant Agent

                     Subject to Article 8, the Warrant Agent shall not:

(a)

at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist that may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Subject Securities that may at any time be issued or delivered upon the exercise of the Warrants;

(c)

be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

2.20             Legended Warrant Certificates

          (1)      Neither the Warrants nor the Warrant Shares have been, nor will they be, registered under the U.S. Securities Act or the securities laws of any state. The Warrants and the Warrant Shares may not be offered, sold or otherwise disposed of in the United States or to a U.S. Person, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the purchaser in any such sale agrees not to offer, sell or otherwise dispose of the Warrants or Warrant Shares in the United States or to a U.S. Person, unless such offer, sale or other disposition is first registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Warrants and, if applicable, Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

                     Certificates representing Warrants and, if applicable, any Warrant Shares issued on exercise of Warrants originally issued to a U.S. Person or a person in the United States, and any certificates issued in replacement thereof or in substitution therefor, shall, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY [if for Warrants shall also include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SILVER WHEATON CORP. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER FIRST PROVIDING TO THE CORPORATION, IN EACH CASE OF (C) AND (D) IF REQUESTED, AN OPINION OF U.S. COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND AFTER FIRST PROVIDING TO THE CORPORATION SUCH OTHER EVIDENCE OF COMPLIANCE WITH APPLICABLE SECURITIES LAWS AS THE CORPORATION SHALL REASONABLY REQUEST.

[if a Warrant: THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.]

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

                     Provided that, if any such Warrants and any Warrant Shares issued on exercise of Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, and provided that the Company is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend set forth above may be removed by providing a declaration to the Company’s registrar and the Warrant Agent to the effect set forth in Schedule “B” hereto together with such documentation as the Company or Warrant Agent may reasonably request; provided, further, that, if any such Warrants and any Warrant Shares issued on exercise of Warrants are being sold pursuant to Rule 144 under the U.S. Securities Act or with the prior written consent of the Company pursuant to another exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, the legend may be removed by delivery to the Company and to the Warrant Agent of an opinion of counsel, of recognized standing satisfactory in form and substance to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

          (2)      Each Warrant Certificate issued to a person resident in Canada or a person for the account or benefit of a person resident in Canada, all Common Shares issued upon exercise of such Warrants, and all certificates issued in exchange or in substitution thereof or upon transfer thereof, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 1, 2013.”

          (3)      Each CDS Global Warrant if issued as a Certificated Warrant originally issued in Canada and held by the Depository and each Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend or such variations thereof as the Company may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO SILVER WHEATON CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

          (4)      Notwithstanding any other provisions of this indenture, in processing and registering transfers of Warrants, no duty or responsibility whatsoever shall rest upon the Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend contained in subsections 2.20(1), 2.20(2) or 2.20(3), or with the relevant securities laws or regulations, including, without limitation, Regulation S and the Warrant Agent shall be entitled to assume that all transfers that are processed in accordance with this indenture are legal and proper.

ARTICLE 3 - EXERCISE OF WARRANTS

3.1                Right of Exercise

                     Subject to the provisions hereof, each Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one Common Share for each Warrant after the Issue Date and prior to the Time of Expiry and in accordance with the conditions herein; provided, however, that if a Warrant Certificate tendered for exercise bears the legend set forth in section 2.20(1), such exercise must be permitted under applicable U.S. Securities Laws.

3.2                Method of Exercise of Warrants

          (1)      Holders of Certificated Warrants who wish to exercise the Warrants held by them in order to acquire Common Shares must, if permitted pursuant to the terms and conditions hereunder and as set forth in any applicable legend, complete the exercise form (the “Exercise Notice”) which form is attached to the Warrant Certificate which may be amended by the Company with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Company and the Warrant Agent, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Company for the aggregate Exercise Price to the Warrant Agent. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

          (2)      A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system.

          (3)      Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Time of Expiry. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

          (4)      By causing a Book Entry Only Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

          (5)      Any notice which the Depository determined to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the Book Entry Only Participant or the beneficial owner.

          (6)      The Exercise Notice referred to in this section 3.2 shall be signed by the Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such Exercise Notice need not be executed by the Depository.

          (7)      Any exercise referred to in this section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Time of Expiry.

          (8)      Notwithstanding the foregoing in this section 3.2, Warrants may only be exercised pursuant to this section 3.2 by or on behalf of a Warrantholder, who is permitted to and makes one of the certifications set forth on the Exercise Notice and delivers, if applicable, any opinion or other evidence as required by the Company.

3.3                US Restrictions; Legended Certificates

          (1)      The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states is available. The Warrant Agent shall not issue or register Common Shares or the certificates representing such Common Shares in respect of an exercised Warrant unless the relevant Warrantholder provides (except in the case of Warrant Shares issued to CDS Clearing and Depository Services Inc. on exercise of CDS Global Warrants):

(a)

a written certification that the Warrantholder at the time of exercise of the Warrants (i) is not in the United States; (ii) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (iii) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares occurred in an “offshore transaction” (as defined under Regulation S under the U.S. Securities Act); or

(b)

a written certification that the Warrantholder is the original U.S. Purchaser and (i) purchased the Warrants directly from the Company; (ii) is exercising the Warrants solely for its own account or for the account of the original beneficial purchaser, if any; and (iii) each of it and any beneficial purchaser was on the date the Warrants were purchased from the Company, and is on the date of exercise of the Warrants, an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act); or

(c)

an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to the effect that the exercise of the Warrants and the issuance of the Warrant Shares are exempt from registration under the U.S. Securities Act or any applicable state securities laws.

          (2)      No certificates representing Common Shares will be registered or delivered to an address in the United States unless the Warrantholder complies with the requirements set forth in subsection 3.3(1)(b) or 3.3(1)(c) and, in the case of 3.3(1)(c), the Company has confirmed in writing to the Warrant Agent that the opinion of counsel and such other evidence required by the Company is reasonably satisfactory to the Company. The certificates representing any Common Shares issued in connection with the exercise of Warrants pursuant to subsection 3.3(1)(b) or 3.3(1)(c) shall bear the legend set forth in subsection 3.3(3) of this indenture. Certificates representing Common Shares issued in connection with the exercise of Warrants pursuant to subsection 3.3(1)(a) shall not bear the legend set forth in subsection 3.3(3) . Warrant Shares, issued to, or for the account or benefit of, a U.S. Purchaser (and any certificates issued in replacement thereof or in substitution therefor) must be issued only in individually certificated form.

          (3)      Certificates representing Common Shares issued upon the exercise of Warrants which bear the legend set forth in section 2.20(1) and which are issued and delivered pursuant to section 3.3(1)(b) and 3.3(1)(c) (and each certificate issued in exchange therefor or in substitution thereof) shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SILVER WHEATON CORP. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S AND IN COMPLIANCE WITH APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AFTER FIRST PROVIDING TO THE CORPORATION, IN EACH CASE OF (C) AND (D) IF REQUESTED, AN OPINION OF U.S. COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND AFTER FIRST PROVIDING TO THE CORPORATION SUCH OTHER EVIDENCE OF COMPLIANCE WITH APPLICABLE SECURITIES LAWS AS THE CORPORATION SHALL REASONABLY REQUEST.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

          (4)      Certificates representing Common Shares issued upon the exercise of Warrants Certificates (and issued in substitution or exchange therefor) prior to the date that is four months and one day after the date hereof shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 1, 2013.”

3.4                Transfer Fees and Taxes

                     If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Company or the Warrant Agent on behalf of the Company, all applicable transfer or similar taxes and the Company will not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company, the amount of such tax or shall have established to the satisfaction of the Company and the Warrant Agent that such tax has been paid or that no tax is due.

3.5                Effect of Exercise of Warrants

          (1)      Upon the exercise of Warrants pursuant to and in compliance with section 3.2 and subject to section 3.3 and 3.4, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares as of the Exercise Date, unless the registers shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such registers are reopened. It is hereby understood that in order for persons to whom Common Shares are issued to become holders of Common Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

          (2)      Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system.

3.6                Cancellation of Warrant Certificates

                     All Warrant Certificates surrendered to the Warrant Agent pursuant to sections 2.6, 2.9(2), 2.11 or 3.2 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.9(1) . The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

3.7                Subscription for less than Entitlement

                     The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate in respect of the balance of Warrants that were not then exercised, such new Warrant Certificate to contain the same legend as provided for in subsection 2.20, if applicable.

3.8                Expiration of Warrant

                     After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

ARTICLE 4 - COVENANTS FOR WARRANTHOLDERS’ BENEFIT

4.1                General Covenants of the Company

                     The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

          (1)      The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, provided that nothing in this subsection shall prevent the Company from participating in a business combination or similar transaction.

          (2)      The Company will use commercially reasonable efforts to maintain the listing of the Common Shares on the NYSE and the TSX and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the NYSE and the TSX as expeditiously as possible, provided that nothing in this subsection shall prevent the Company from participating in a business combination or similar transaction.

          (3)      The Company will reserve and keep available a sufficient number of Subject Securities for issuance upon the exercise of Warrants issued by the Company.

          (4)      The Company will cause the Subject Securities from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

          (5)      The Company will cause the certificates representing the Subject Securities from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

          (6)      All Subject Securities that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable.

          (7)      The Company will use commercially reasonable efforts to maintain its status as a “reporting issuer” not in default of the requirements of each of the provinces of Canada until the Time of Expiry, provided that nothing in this subsection shall prevent the Company from participating in a business combination or similar transaction.

          (8)      Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this indenture.

          (9)      The Company will provide to each Warrantholder copies of all financial statements sent to holders of Common Shares from the date hereof and while any Warrants remain outstanding, such obligation being satisfied by filing such materials on SEDAR under the Company’s profile thereon.

          (10)    The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any breach or default under the terms of this indenture.

          (11)    The Company will not take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants held by such Persons during the period of notice required by section 2.15.

4.2                Warrant Agent’s Remuneration and Expenses

                     The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created, (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent.

4.3                Performance of Covenants by Warrant Agent

                     Subject to section 8.7, if the Company shall fail to perform any of its covenants contained in this indenture and the Company has not rectified such failure within 25 Business Days after receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 4.2. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 5 - ENFORCEMENT

5.1                Suits by Warrantholders

                     Subject to section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

                     Subject to applicable law, the Warrant Agent and, by acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the shares pursuant to any warrant or any covenant, agreement, representation or warranty by the Company herein or in the Warrant Certificates contained.

5.2                Limitation of Liability

                     The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

ARTICLE 6 - MEETINGS OF WARRANTHOLDERS

6.1                Right to Convene Meetings

                    The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent.

6.2                Notice

                     At least 14 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

6.3                Chairman

                     The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

6.4                Quorum

                     Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 25% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 25% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5                Power to Adjourn

                     The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6                Show of Hands

                     Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7                Poll and Voting

                     On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

6.8                Regulations

                     Subject to the provisions of this indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)

for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)

for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed, forwarded via facsimile or electronic means (including portable document format (.pdf)) before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

                     Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9                Company, Warrant Agent and Counsel may be Represented

                     The Company and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders.

6.10             Powers Exercisable by Extraordinary Resolution

                     In addition to all other powers conferred upon them by any other provisions of this indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this indenture or the Warrants or otherwise;

(b)	to amend, modify or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders; and

(f)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith.

6.11                   Meaning of “Extraordinary Resolution”

            (1)        The expression “extraordinary resolution” when used in this indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 662/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

            (2)        If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in sections 9.1 and 9.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this indenture notwithstanding that Warrantholders representing at least 10% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

            (3)        Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

6.12                   Powers Cumulative

                          It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13                   Minutes

                          Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

6.14                   Instruments in Writing

                          All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing at least 662/3% of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this indenture shall include an instrument so signed.

6.15                   Binding Effect of Resolutions

                          Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

6.16                   Holdings by the Company or Subsidiaries of the Company Disregarded

              (1)        In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

            (2)        For the purposes of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary or any partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company in subsection 6.16(1), the Company shall provide to the Warrant Agent, from time to time and upon request, a certificate of the Company setting forth as at the date of such certificate:

(a)

the names (other than the name of the Company) of the registered holders of Warrants of which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company; and

(b)	the number of Warrants owned legally and beneficially by the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company;

and the Warrant Agent in making the determination in subsection 6.16(1) hereof shall be entitled to rely on such certificate.

ARTICLE 7 - SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

7.1                      Provision for Supplemental Indentures for Certain Purposes

                          From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b)	setting forth adjustments in the application of Article 2;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 6;

(e)

making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(g)

amending any of the provisions of this indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)

for any other purpose not inconsistent with the terms of this indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

7.2                      Successor Companies

                          In the case of the amalgamation, consolidation, merger, plan of arrangement or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, merger, plan of arrangement or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

ARTICLE 8 - CONCERNING THE WARRANT AGENT

8.1                      Indenture Legislation

            (1)        If and to the extent that any provision of this indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

            (2)        The Company and the Warrant Agent agree that each will at all times in relation to this indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2                      Rights and Duties of Warrant Agent

            (1)        In the exercise of the rights and duties prescribed or conferred by the terms of this indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own negligence, wilful misconduct or bad faith.

           (2)        The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees, agents, successors and assigns against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

            (3)        The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

            (4)        Every provision of this indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, this section 8.2 and section 8.3.

            (5)        The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

            (6)        In this indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.3                      Evidence, Experts and Advisers

            (1)        In addition to the reports, certificates, opinions and other evidence required by this indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

            (2)        In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

            (3)        Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

            (4)        Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

            (5)        The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

            (6)        The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 4.3.

            (7)        The Warrant Agent may, as a condition precedent to any action to be taken by it under this indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

            (8)        The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

8.4                      Securities, Documents and Monies Held by Warrant Agent

                          The Warrant Agent may retain any cash balance held in connection with this indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Warrant Agent, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Warrant Agent, its Affiliates or a Canadian chartered bank.

                          For the purpose of this section, “Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario) (the “OBCA”); and includes [Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and The Bank of New York Mellon] and each of their affiliates within the meaning of the OBCA.

8.5                      Actions by Warrant Agent to Protect Interests

                          Subject to the provisions of this indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6                      Warrant Agent not Required to Give Security

                          The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and obligations of this indenture or otherwise, subject to section 8.8.

8.7                      Protection of Warrant Agent

                          By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

            (1)        The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this indenture or in the Warrants (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants).

            (2)        Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto.

            (3)        The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

            (4)        The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

            (5)        The Company will fully indemnify and hold the Warrant Agent and its officers, directors, employees and agents harmless from and against any and all actions and suits whether groundless or otherwise and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out the performance of its duties and obligations under this indenture, except for any liability arising out of the Warrant Agent’s gross negligence or intentional misconduct. In the absence of gross negligence or intentional misconduct on its part, the Warrant Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Warrant Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the possibility of such damages. Any liability of the Warrant Agent will be limited in the aggregate to an amount equal to twelve (12) times the monthly fee paid by the Company.

In the event any question or dispute arises with respect to the Warrant Agent’s duties hereunder, the Warrant Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Warrant Agent may file a suit in interpleader or for a declatory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Trustee and executed by the Warrant Agent. In addition, the Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement. It is understood and agreed that this indemnification shall survive the termination or discharge of this indenture or the resignation or removal of the Warrant Agent.

8.8                      Replacement of Warrant Agent

            (1)        The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Company’s expense, on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section 8.8 shall be a corporation authorized to carry on the business of a transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

            (2)        Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 9.2.

            (3)        Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new warrant agent under subsection 8.8(1) hereof.

            (4)        Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

8.9                      Conflict of Interest

            (1)        The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists which it is aware of in the Warrant Agent’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its appointment hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

            (2)        Subject to subsection 8.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

8.10                    Acceptance of Trusts

                          The Warrant Agent hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

8.11                    Warrant Agent not to be Appointed Receiver

                          The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

8.12                    Authorization to Carry on Business

                          The Warrant Agent represents to the Company that it is registered to carry on the business of a trust company in each of the provinces of Canada.

ARTICLE 9 - GENERAL

9.1                      Notice to the Company and the Warrant Agent

(1)                      Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by facsimile to the following addresses or facsimile numbers:

(a)	If to the Company, to:

Silver Wheaton Corp.
666 Burrard Street, Suite 3150
Park Place
Vancouver, British Columbia V6C 2X8

Attention: Chief Executive Officer
Telefax No.: (604) 684-3123

with a copy to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Scotia Plaza
Toronto, Ontario M5H 3C2

Attention: Mark T. Bennett
Telefax No.: (416) 360-8877

(b)	If to the Warrant Agent, to:

[Canadian Stock Transfer Company

1600-1066 W. Hastings St.
Vancouver, BC V6E 3X1

Attention: Director, Relationship Management
Telefax No.: (604) 235-3705]

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

            (2)        The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal stock transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario by Warrantholders during normal business hours.

            (3)        If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by cable, telegram, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

9.2                      Notice to the Warrantholders

              (1)        Any notice to the Warrantholders under the provisions of this indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the next Business Day if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

                   (2)        If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (of first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

9.3                      Satisfaction and Discharge of Indenture

                          Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; this indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this indenture.

9.4                      Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

                          Nothing in this indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

9.5                      Indenture to Prevail

                          To the extent of any discrepancy or inconsistency between the terms and conditions of this indenture and the Warrant Certificate, the terms of this indenture will prevail.

9.6                      Assignment

                          Neither this indenture nor any benefits or burdens under this indenture shall be assignable by the Company or the Warrant Agent without the prior written consent of the other party, such consent not to be unreasonably withheld. Subject to the foregoing, this indenture shall enure to the benefit of and be binding upon the Company and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

9.7                      Counterparts and Formal Date

                          This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

               IN WITNESS WHEREOF the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

SILVER WHEATON CORP.

Per: (s) Curt Bernardi
       Authorized Signing Officer

CANADIAN STOCK TRANSFER COMPANY

Per: (s) Van Bot
       Authorized Signing Officer

Per: (s) Kathy Straw
       Authorized Signing Officer

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

CUSIP No. •

Warrant Certificate No. W______	Representing __________________
Warrants to acquire
Common Shares

COMMON SHARE PURCHASE WARRANTS
OF
SILVER WHEATON CORP.

               THIS CERTIFIES that, for value received, the registered holder hereof,_______________________________________________ (the “holder”), is entitled at any time prior to 5:00 p.m. (Vancouver time) on February 28, 2023 to subscribe for the number of Common Shares specified above of Silver Wheaton Corp. (the “Company”), by surrendering to Canadian Stock Transfer Company (the “Warrant Agent”) at its principal stock transfer offices in Vancouver, British Columbia or Toronto, Ontario, this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of US$65.00 per Common Share, subject to adjustment in certain events (the “Exercise Price”), by certified cheque, bank draft or money order in lawful money of the United States payable to or to the order of the Company at par in Vancouver, British Columbia or Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares which such holder is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

               Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in Vancouver, British Columbia or Toronto, Ontario.

               Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian chartered bank, by a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Warrant Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrants represented by this Warrant Certificate.

               This Warrant Certificate represents Warrants issued or issuable under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of February 28, 2013 between the Company and the Warrant Agent, as warrant agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture is available on SEDAR at www.sedar.com and is available for inspection at the principal office of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture.

               The Warrants may be transferred, subject to applicable laws. Warrants may not be transferred in denominations of less than 10,000. No transfer of the Warrants shall be effective unless a duly executed Transfer of Warrants Form attached to this Warrant Certificate, or other instrument of transfer in such form as the Company may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may reasonably be required by the Company, are delivered to the Company. No transfer of the Warrants evidenced hereby will be made if in the opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.

               No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or such holder’s executors, administrators or other legal representatives or such holder’s attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Warrant Indenture. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle such holder to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

               The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

               The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

               The Warrants and the Warrant Indenture shall be governed by and be performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

               This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

               IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the 28th day of February, 2013.

SILVER WHEATON CORP.

By:  ________________________________
        Authorized Signing Officer

Countersigned by:

CANADIAN STOCK TRANSFER COMPANY

By:  ________________________________
        Authorized Signing Officer

Date of Certification: _______________________________

THIS WARRANT CERTIFICATE REPRESENTS WARRANTS REFERRED TO IN THE WARRANT INDENTURE WITHIN MENTIONED.

SUBSCRIPTION FORM

TO:	SILVER WHEATON CORP.

TORONTO
	IF BY HAND OR COURIER:	IF BY MAIL:
	c/o Canadian Stock Transfer Company	c/o Canadian Stock Transfer Company
	Attention: Corporate Actions	Attention: Corporate Actions
	320 Bay Street, B1 Level	PO Box 4202, Postal Station A
	Toronto, ON M5H 4A6	Toronto, ON M5W 0E4

VANCOUVER
c/o Canadian Stock Transfer Company
1600-1066 West Hastings St.
Vancouver, BC V6E 3X1

             The undersigned holder of the within Warrants hereby irrevocably subscribes for _____________________________ Common Shares of Silver Wheaton Corp. at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Vancouver, British Columbia or Toronto, Ontario to the order of “Silver Wheaton Corp.” in payment in full of the subscription price for the Common Shares hereby subscribed for.

             The undersigned hereby directs that the said Common Shares be issued and delivered as follows:

NAMES(S) IN FULL	ADDRESS(ES)*	NUMBER OF COMMON SHARES

(Please print. If securities are to be issued to a person or persons other than the registered Warrantholder, the Transfer of Warrants Form below must be completed, the Warrantholder must pay to the Warrant Agent all exigible transfer taxes and the signature of the holder must be Signature Guaranteed by a Schedule chartered bank, or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program, or from a similar entity in the United States if this subscription is executed in the United States, or in accordance with industry standards.)

DATED this _____________day of ______________________, _______________________.

___________________________________________________________________________________
Signature of Warrantholder or Authorized Representative

___________________________________________________________________________________
Guaranteed by:_______   Authorized Signature Number

___________________________________________________________________________________
Name of Warrantholder or Authorized Representative

___________________________________________________________________________________
Daytime Phone Number of Warrantholder or Authorized Representative

___________________________________________________________________________________
Social Insurance Number of Warrantholder

[   ]  Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

TRANSFER OF WARRANTS FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

_______________________________________________________________________________________________________
(Name)

_______________________________________________________________________________________________________
(Address)

___________________of the Warrants registered in the name of the undersigned represented by the within certificate.

DATED this _____________day of ______________________, _______________________.

___________________________________________________________________________________
Signature of Warrantholder or Authorized Representative

___________________________________________________________________________________
Guaranteed by:_______   Authorized Signature Number

___________________________________________________________________________________
Name of Warrantholder or Authorized Representative

___________________________________________________________________________________
Daytime Phone Number of Warrantholder or Authorized Representative

___________________________________________________________________________________
Social Insurance Number of Warrantholder

NOTE: The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the holder must be Signature Guaranteed by a Schedule chartered bank, or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program, or from a similar entity in the United States if this subscription is executed in the United States, or in accordance with industry standards.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:               Canadian Stock Transfer Company

as registrar and transfer agent for the Warrants and Common Shares issuable upon exercise of the Warrants of Silver Wheaton Corp. (the “Company”).

AND TO:     The Company

The undersigned (A) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company; (2) the offer of such securities was not made to a person in the United States or to a U.S. person (as defined under Regulation S) and either (a) at the time the buy order was originated, the buyer was outside the United States and was not a U.S. person, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States and was not a U.S. person or (b) the transaction was executed on or through the facilities of a designated offshore securities market as designated by Rule 902(b) of Regulation S (such as the TSX Venture Exchange or the Toronto Stock Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person, (3) neither the seller nor any person or agent acting on its behalf engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____day of _____, 20__.

_______________________________________________________
(Name of Seller)

By:   ___________________________________________________
         Name: